82-1716

Power Financial Corporation

SUPPL

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on May 15, 2006 to shareholders of record at the close of business on April 24, 2006, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending March 31, 2006;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on April 30, 2006 to shareholders of record at the close of business on April 9, 2006;

(10) A quarterly dividend of 23.25 cents per share on the outstanding common shares (PWF) of the Corporation payable on May 1, 2006 to shareholders of record at the close of business on April 9, 2006.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
March 29, 2006

POWER FINANCIAL CORPORATION

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Readers are referred to the disclaimers regarding Forward-looking Information and Non-GAAP Financial Measures at the end of this release.

FINANCIAL RESULTS FOR 2005

Montréal, Québec, March 29, 2006 – Power Financial Corporation's operating earnings for the year ended December 31, 2005 were $1,694 million or $2.33 per share, compared with $1,538 million or $2.11 per share in 2004, an increase of 10.1 per cent on a per share basis.

Growth in operating earnings reflects a substantial increase in the contribution from the Corporation's subsidiaries and affiliate.

Other income was a charge of $2 million in 2005, compared with a gain of $5 million in the preceding year, or $0.01 per share. Results for 2005 also include Power Financial's share, in the amount of $31 million or $0.05 per share, of a specific charge recorded by Lifeco.

Net earnings, after taking into account other income and the share of the specific charge recorded by Lifeco, were $1,661 million or $2.28 per share in 2005, compared with $1,543 million or $2.12 per share in 2004.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

FOURTH-QUARTER RESULTS

Power Financial Corporation's operating earnings for the three months ended December 31, 2005 were $450 million or $0.61 per share, compared with $406 million or $0.56 per share in 2004, for an increase of 10.1 per cent on a per share basis.

In the fourth quarter of 2005, Power Financial's share of a specific charge recorded by Lifeco was $9 million or $0.01 per share. Other income in the fourth quarter of 2004 was a charge of $6 million or $0.01 per share.

Net earnings for the fourth quarter of 2005 were $441 million or $0.60 per share, compared with $400 million or $0.55 per share for the same period in 2004.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported adjusted net income attributable to common shareholders of $1,802 million for the twelve months ended December 31, 2005, compared with $1,630 million in 2004. On a per share basis, this represented $2.022 per common share for 2005, an increase of 11 per cent compared with $1.827 per common share for 2004. Adjusted net income excludes two unusual charges composed of a reinsurance provision of $43 million for expected losses arising from hurricane damage in 2005, and restructuring charges of $17 million ($30 million in 2004) related to the acquisition of Canada Life Financial Corporation. Net income, including all charges, attributable to common shareholders, for the twelve months of 2005, was $1,742 million, compared with $1,600 million a year ago.

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For the fourth quarter ended December 31, 2005, net income attributable to common shareholders, excluding unusual charges, was $469 million or $0.526 per share, compared with $423 million or $0.475 per share for the same period in 2004, an increase of 11 per cent. After unusual charges, net income attributable to common shareholders was $456 million or $0.512 per share for the fourth quarter, compared with $409 million or $0.459 per share in 2004.

IGM Financial Inc.

IGM Financial reported net income for the year ended December 31, 2005 of $682.4 million, compared with adjusted net income of $615.6 million in 2004, an increase of 10.9 per cent. Earnings per share were $2.56, compared with adjusted earnings per share of $2.31 in 2004, an increase of 10.8 per cent. Adjusted net income and earnings per share for 2004 excludes a non-recurring expense. Net income in 2004 totalled $596.4 million. Earnings per share on this basis were $2.24.

Net income for the three months ended December 31, 2005 was $177.2 million, compared with adjusted net income $161.3 million in 2004. Earnings per share were $0.66, an increase of 8.2 per cent, compared with adjusted earnings per share of $0.61 in 2004. Net income for the three months ended December 31, 2004 without adjustments totalled $142.1 million. Earnings per share on this basis were $0.53.

Pargesa Holding S.A.

Parjointco N.V. holds Power Financial's interests in Pargesa Holding S.A. The contribution from Parjointco to operating earnings was $121 million in 2005, compared with $126 million in 2004, while contribution to other income was $11 million in 2005, compared with $29 million in 2004.

For the three-month period ended December 31, 2005, the contribution from Parjointco to operating earnings was $39 million, as against $38 million. Parjointco also contributed $15 million of other income in the fourth quarter of 2004.

DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Common shares	April 9, 2006	May 1, 2006	23.25¢
Series A	April 24, 2006	May 15, 2006	To be determined In accordance with the articles of the Corporation
Series C	April 9, 2006	April 30, 2006	32.50¢
Series D	April 9, 2006	April 30, 2006	34.375¢
Series E	April 9, 2006	April 30, 2006	32.8125¢
Series F	April 9, 2006	April 30, 2006	36.875¢
Series H	April 9, 2006	April 30, 2006	35.9375¢
Series I	April 9, 2006	April 30, 2006	37.50¢
Series J	April 9, 2006	April 30, 2006	29.375¢
Series K	April 9, 2006	April 30, 2006	30.9375¢

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POWER FINANCIAL CORPORATION

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power Financial's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power Financial's or its subsidiaries' and affiliate's control, affect the operations, performance and results of Power Financial or its subsidiaries and affiliate and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power Financial's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and Power Financial's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power Financial's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties about Power Financial's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have standard meanings and may not be comparable to similar measures used by other issuers.

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Attachments: Financial Information

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**December 31, 2005 (unaudited)**	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**4,642**	3,623
Investments		
Shares	**3,930**	3,284
Bonds	**59,298**	54,960
Mortgages and other loans	**15,118**	15,051
Loans to policyholders	**6,646**	6,499
Real estate	**1,844**	1,649
	86,836	81,443
Funds held by ceding insurers	**2,556**	2,337
Investment in affiliate, at equity	**1,501**	1,647
Goodwill and intangible assets	**10,556**	10,593
Future income taxes	**460**	553
Other assets	**4,345**	3,983
	110,896	104,179
Liabilities		
Policy liabilities		
Actuarial liabilities	**71,263**	65,822
Other	**3,787**	4,273
Deposits and certificates	**693**	711
Funds held under reinsurance contracts	**4,325**	4,108
Debentures and other borrowings (Note 2)	**3,377**	3,554
Preferred shares of the Corporation (Note 4)	**300**	300
Preferred shares of subsidiaries (Note 1)	**1,356**	1,366
Capital trust securities and debentures (Note 3)	**648**	651
Future income taxes	**830**	818
Other liabilities	**8,635**	8,250
	95,214	89,853
Non-controlling interests	**6,284**	5,642
Shareholders' Equity		
Stated capital (Note 4)		
Perpetual preferred shares	**1,200**	950
Common shares	**593**	593
Contributed surplus	**38**	21
Retained earnings	**8,249**	7,267
Foreign currency translation adjustments	**(682)**	(147)
	9,398	8,684
	110,896	104,179

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended December 31 **2005**	2004 (restated)	For the years ended December 31 **2005**	2004 (restated)
Revenues				
Premium income	**4,543**	3,764	**16,048**	14,202
Net investment income	**1,414**	1,413	**5,527**	5,509
Fee income	**1,149**	1,092	**4,561**	4,211
	7,106	6,269	**26,136**	23,922
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,888**	4,001	**17,435**	15,490
Commissions	**506**	535	**1,973**	1,880
Operating expenses	**761**	768	**3,063**	3,096
Financing charges (Note 5)	**77**	90	**330**	354
	6,232	5,394	**22,801**	20,820
	874	875	**3,335**	3,102
Share of earnings of affiliate	**39**	38	**121**	126
Other income (charges), net (Note 6)		(31)	**(11)**	(35)
Earnings before income taxes and non-controlling interests	**913**	882	**3,445**	3,193
Income taxes	**239**	222	**894**	832
Non-controlling interests	**233**	260	**890**	818
Net earnings	**441**	400	**1,661**	1,543
Earnings per common share (Note 7)				
Basic	**0.60**	0.55	**2.28**	2.12
Diluted	**0.60**	0.55	**2.27**	2.11

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31 (unaudited) (in millions of dollars)	**2005**	2004 (restated)
Retained earnings, beginning of year	**7,267**	6,278
Add		
Net earnings	**1,661**	1,543
	8,928	7,821
Deduct		
Dividends		
Perpetual preferred shares	**55**	51
Common shares	**613**	514
Other, including share issue costs of $6 million in 2005	**11**	(11)
	679	554
Retained earnings, end of year	**8,249**	7,267

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended December 31 2005	Three months ended December 31 2004 (restated)	For the years ended December 31 2005	For the years ended December 31 2004 (restated)
Operating activities				
Net earnings	441	400	1,661	1,543
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	1,160	512	2,725	685
Decrease (increase) in funds withheld by ceding insurers	(576)	(54)	(219)	1,805
Increase (decrease) in funds held under reinsurance contracts	(34)	(548)	(23)	(548)
Amortization and depreciation	24	48	99	108
Future income taxes	87	142	152	213
Non-controlling interests	233	260	890	818
Other	(659)	(211)	(757)	(1,221)
	676	549	4,528	3,403
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(95)	(79)	(353)	(289)
Perpetual preferred shares	(13)	(13)	(51)	(51)
Common shares	(153)	(129)	(592)	(485)
	(261)	(221)	(996)	(825)
Issue of common shares	–	–	–	37
Issue of perpetual preferred shares	250	–	250	–
Issue of common shares by subsidiaries	5	3	29	29
Repurchase of common shares by subsidiaries	(15)	(13)	(80)	(156)
Issue of preferred shares by a subsidiary	–	–	300	300
Repurchase of preferred shares by subsidiaries	(10)	(130)	(10)	(130)
Issue of debentures and other borrowings	–	210	–	210
Repayment of debentures and other borrowings	–	(385)	(150)	(858)
Other	2	17	(37)	(75)
	(29)	(519)	(694)	(1,468)
Investment activities				
Bond sales and maturities	8,315	8,210	36,671	35,867
Mortgage loan repayments	(133)	950	2,045	2,650
Sale of shares	533	342	1,605	1,355
Real estate sales	126	86	200	150
Proceeds from securitization	63	107	251	207
Change in loans to policyholders	(88)	118	(272)	(47)
Change in repurchase agreements	(3)	(62)	224	195
Reinsurance transactions	–	3	–	(430)
Acquisition of Investment Planning Counsel	(1)	1	(1)	(63)
Investment in subsidiaries	22	–	22	–
Investment in bonds	(8,275)	(8,191)	(37,939)	(37,640)
Investment in mortgage loans	5	(923)	(2,639)	(2,422)
Investment in shares	(886)	(367)	(2,095)	(1,524)
Investment in real estate	(177)	(110)	(588)	(197)
Other	(26)	(1)	(13)	(12)
	(525)	163	(2,529)	(1,911)
Effect of changes in exchange rates on cash and cash equivalents	(20)	(23)	(286)	(47)
Increase (decrease) in cash and cash equivalents	102	170	1,019	(23)
Cash and cash equivalents, beginning of period	4,540	3,453	3,623	3,646
Cash and cash equivalents, end of period	4,642	3,623	4,642	3,623

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) DECEMBER 31, 2005

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at December 31, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Great-West Lifeco Inc. (Lifeco) no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) preferred shares were reclassified from shareholders' equity to liabilities and some of the subsidiaries' ($1,366 million) preferred shares were reclassified from Non-controlling interests to liabilities and the associated preferred dividends were reclassified to Financing Charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	December 31, 2005	December 31, 2004
Power Financial Corporation		
7.65% debentures, due January 5, 2006	**150**	150
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at Canadian 90-day Bankers' Acceptance (2004 – $118 million) and at 90-day LIBOR rate (2004 – $31 million)	**–**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	256	275
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	206	209
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	205	210
Other notes payable with interest of 8.0%	9	10
	3,377	3,554

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	December 31, 2005	December 31, 2004
Capital trust securities		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	–
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	–
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	–
	800	–
Acquisition-related fair market value adjustment	**34**	37
Trust securities held by the consolidated group as temporary investments	**(186)**	(186)
	648	651

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation does not consolidate GWLCT and CLCT (see Note 1). The impact of this change is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to Financing Charges on the Consolidated Statements of Earnings (see Note 5).

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	December 31, 2005		December 31, 2004	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	–	–
		1,200		950
Common shares	**704,813,680**	**593**	704,813,680	593

During the fourth quarter of 2005, the Corporation issued 10,000,000 4.95% Non-Cumulative First Preferred Shares, Series K for cash proceeds of $250 million. The 4.95% Non-Cumulative First Preferred Shares, Series K are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2375 per share per annum. On and after October 31, 2010 the Corporation may redeem for cash the Series K First Preferred Shares in whole or in part, at the Corporation's option at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed thereafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and 25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

STOCK-BASED COMPENSATION

During the second quarter of 2005, 2,015,000 options (50,000 in 2004) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Dividend yield	**2.4%**	2.4%
Expected volatility	**21.0%**	21.0%
Risk-free interest rate	**4.3%**	5.0%
Expected life (years)	**9**	9
Fair value per stock option ($/option)	**$8.10**	$6.63

No options were granted in the first, third and fourth quarters of 2005 and 2004. In addition, stock options were granted by subsidiaries. Compensation expense of $20 million has been recognized for the twelve months ended December 31, 2005 ($17 million in 2004).

Options were outstanding at December 31, 2005 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 shares, at various prices from $6.65938 to $32.235. During the twelve months ended December 31, 2005, no shares were issued under the Corporation's plan. During the twelve months ended December 31, 2004, 7,980,000 shares were issued under the Corporation's plan for an aggregate consideration of $37 million.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

	Three months ended December 31		For the years ended December 31	
	2005	2004	**2005**	2004
Interest on debentures and other borrowings	**49**	61	**218**	243
Preferred share dividends	**19**	20	**75**	80
Distributions and interest on capital trust securities and debentures	**12**	12	**49**	49
Distributions on capital trust securities held by the consolidated group as temporary investments	**(3)**	(3)	**(12)**	(18)
	77	90	**330**	354

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended December 31		For the years ended December 31	
	2005	2004	**2005**	2004
Share of Pargesa's non-operating earnings	**-**	15	**11**	29
IGM unitholder compensation charge	**–**	(29)	**–**	(29)
Restructuring costs – Lifeco (Note 8)	**–**	(18)	**(22)**	(44)
Gain resulting from the dilution of the Corporation's interest in a subsidiary	**–**	1	**–**	9
	-	(31)	**(11)**	(35)

NOTE 7 EARNINGS PER SHARE

	Three months ended December 31		For the years ended December 31	
	2005	2004 (restated)	**2005**	2004 (restated)
Net earnings	**441**	400	**1,661**	1,543
Dividends on perpetual preferred shares	**(17)**	(13)	**(55)**	(51)
Net earnings available to common shareholders	**424**	387	**1,606**	1,492
Weighted number of common shares outstanding (millions)				
– Basic	**704.8**	704.8	**704.8**	703.9
Exercise of stock options	**8.4**	6.4	**8.4**	6.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.5)**	(3.7)	**(5.4)**	(4.0)
Weighted number of common shares outstanding (millions)				
– Diluted	**707.7**	707.5	**707.8**	706.3

NOTE 8 RESTRUCTURING COSTS

The plan to restructure and integrate the operations of Canada Life Financial Corporation (CLFC) with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A has been completed at the end of December 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million (2004 – $220 million). Of this amount, $22 million (2004 – $44 million) was charged to earnings and $79 million (2004 – $176 million) was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended December 31		For the years ended December 31	
	2005	2004	**2005**	2004
Pension benefits	**17**	13	**74**	56
Other post-retirement benefits	**8**	9	**44**	47
	25	22	**118**	103

NOTE 10 SECURITIZATIONS

During the fourth quarter, IGM securitized $64 million (2004 – $108 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $63 million (2004 – $107 million).

During the twelve months ended December 31, 2005, IGM securitized $252 million (2004 – $208 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $251 million (2004 – $207 million).

NOTE 11 ACQUISITION OF BUSINESS

During 2005, Canada Life (a subsidiary of Lifeco), through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheet.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended December 31, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,543				4,543
Net investment income	1,374	47		(7)	1,414
Fee income	601	561		(13)	1,149
	6,518	608	–	(20)	7,106
Expenses					
Insurance claims	4,888				4,888
Commissions	330	189		(13)	506
Operating expenses	605	141		15	761
Financing charges	41	22		14	77
	5,864	352	–	16	6,232
	654	256	–	(36)	874
Share of earnings of affiliate			39		39
Other income – net	–	–	-	–	-
Earnings before the following	654	256	39	(36)	913
Income taxes	160	78		1	239
Non-controlling interests	174	77		(18)	233
Contribution to consolidated net earnings	320	101	39	(19)	441

Information on Profit Measure

Three months ended December 31, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,764				3,764
Net investment income	1,378	47		(12)	1,413
Fee income	599	501		(8)	1,092
	5,741	548	–	(20)	6,269
Expenses					
Insurance claims	4,001				4,001
Commissions	379	164		(8)	535
Operating expenses	630	124		14	768
Financing charges	53	24		13	90
	5,063	312	–	19	5,394
	678	236	–	(39)	875
Share of earnings of affiliate			38		38
Other income – net	(18)	(29)	15	1	(31)
Earnings before the following	660	207	53	(38)	882
Income taxes	158	64		–	222
Non-controlling interests	214	63		(17)	260
Contribution to consolidated net earnings	288	80	53	(21)	400

NOTE 12 SEGMENTED INFORMATION (CONTINUED)

Information on Profit Measure

For the year ended December 31, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	16,048				16.048
Net investment income	5,389	183		(45)	5,527
Fee income	2,434	2,164		(37)	4,561
	23,871	2,347	–	(82)	26,136
Expenses					
Insurance claims	17,435				17,435
Commissions	1,284	726		(37)	1,973
Operating expenses	2,454	555		54	3,063
Financing charges	187	90		53	330
	21,360	1,371	–	70	22,801
	2,511	976	–	(152)	3,335
Share of earnings of affiliate			121	–	121
Other income – net	(22)	–	11	–	(11)
Earnings before the following	2,489	976	132	(152)	3,445
Income taxes	601	292		1	894
Non-controlling interests	661	302		(73)	890
Contribution to consolidated net earnings	1,227	382	132	(80)	1,661

Information on Profit Measure

For the year ended December 31, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	14,202				14,202
Net investment income	5,396	163		(50)	5,509
Fee income	2,273	1,956		(18)	4,211
	21,871	2,119	–	(68)	23,922
Expenses					
Insurance claims	15,490				15,490
Commissions	1,281	617		(18)	1,880
Operating expenses	2,533	515		48	3,096
Financing charges	205	96		53	354
	19,509	1,228	–	83	20,820
	2,362	891	–	(151)	3,102
Share of earnings of affiliate			126		126
Other income – net	(44)	(29)	29	9	(35)
Earnings before the following	2,318	862	155	(142)	3,193
Income taxes	566	265		1	832
Non-controlling interests	624	265		(71)	818
Contribution to consolidated net earnings	1,128	332	155	(72)	1,543